Mark Schonberger 212.813.8842 MSchonberger@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

September 19, 2014

VIA EDGAR

Robert F. Telewicz Jr., Senior Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Realty Trust
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 1-12002

Dear Mr. Telewicz:

On behalf of our client, Acadia Realty Trust (the “Company” or “Management”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated September 16, 2014. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

Form 10-K For The Fiscal Year Ended December 31, 2013

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation, page F-12

1.	We have considered your response to comment 1. You indicate that the operating agreement was amended wherein the Partners waived most of the significant participating rights. Such a statement appears to imply the continuing existence of significant participating rights. Please clarify. If significant participating rights continue to exist, please describe such rights and explain how you evaluated the existence of such rights in your determination that consolidation was appropriate.

As a clarification to our response to this comment in our correspondence dated September 8, 2014, the Partners waived all of the substantive participating rights as enumerated in the initial paragraph included in our response.

The rights retained by the Partners include (i) the right to receive timely financial reports of the joint venture, including operating budgets, (ii) the right to transfer membership interests to immediate family member(s) or trusts for such party(ies) benefit and (iii) the right to provide consent to the joint venture to sell, assign, transfer or otherwise dispose of or encumber of any assets of the joint venture other than in the ordinary course of business, which constitutes a protective right. Based on our analysis of the remaining rights, we determined that they did not constitute substantive participating rights in accordance with Accounting Standards Codification 810-10-25 and therefore we consolidated the joint venture.

* * *

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements. If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

of GOODWIN PROCTER LLP

cc:	Jonathan Grisham, Acadia Realty Trust
Richard Hartmann, Acadia Realty Trust
Robert Masters, Esq., Acadia Realty Trust
Jason Blacksberg, Esq., Acadia Realty Trust